Main Telephone 804.423.7921 | Main Facsimile 804.230-0024

September 24, 2010

BY EDGAR AND OVERNIGHT MAIL

Jennifer Gowetski, Esquire

Kristina Aberg, Esquire

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3010

Washington, D.C. 20549

RE:	US Federal Properties Trust, Inc.
Amendment No. 4 to Registration Statement on Form S-11
Filed September 22, 2010
File No. 333-166799

Dear Ms. Gowetski and Ms. Aberg,

This letter is submitted on behalf of our client, US Federal Properties Trust, Inc., a Maryland corporation (the “Company”), in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 4 to the Company’s Registration Statement on Form S-11, filed with the Commission on September 22, 2010 (“Amendment 4”). Amendment 4 further amended the Company’s Registration Statement on form S-11, filed with the Commission on May 13, 2010 (the “Original Registration Statement”) as previously amended. References in this letter to the “Registration Statement” refer to the Original Registration Statement, as amended. The comments of the Staff with respect to Amendment 4 are set forth in Ms. Gowetski’s letter, dated September 23, 2010 (the “Comment Letter”) to Richard Baier, Chief Executive Officer of the Company.

For convenience of reference, each Staff comment contained in the Comment Letter is reprinted below in italics, numbered to correspond with paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Company. All page references in the responses are to pages of Amendment 4. Terms used but not otherwise defined in this response letter have the meanings given to them in Amendment 4.

Capitalization, page 57

1.	Please tell us how you determined it was appropriate to include consideration payable of $304,000 within the ‘total stockholders’ equity’ amount for your predecessor.

Response to Comment No. 1

In response to the Staff’s comment, as noted on page F-18 of Amendment 4, the actual historical total stockholders’ equity/ownership interest of the predecessor is ($1,068,000) and also is reflected in the “Our Predecessor” column of the Capitalization table on page 57 of Amendment 4. The $304,000 difference between this ($1,068,000) and the ($1,372,000) of total stockholders’ equity reflected in the “USFPT Predecessor” column of the Unaudited Pro Forma Balance Sheet on page F-4 of Amendment 4 reflects a pro forma adjustment to reflect the $304,000 payable that would be due to the contributors had the formation transactions occurred on June 30, 2010. This pro forma adjustment is described in Note 2A on page F-8 of Amendment 4. However, that $304,000 payable is not recognized in the predecessor’s historical June 30, 2010 balance sheet as it is not an obligation of the predecessor until, and only if, the formation transactions are consummated.

Please note that this $304,000 payable, and its impact on Total stockholders’ equity, is reflected in the $140,485,000 and ($907,000) of Consideration payable and Total stockholders’ equity, respectively, in the “Pro Forma Solely for Formation Transactions” column in the Capitalization table. Such amounts equal the sum of Consideration payable ($3,101,000 and $137,384,000) and Total stockholders’ equity ($923,000 and ($1,830,000)) in the “Contribution Properties” and “Acquisition Properties” columns, respectively, in the Unaudited Pro Form Balance Sheet.

Dilution, page 58

2.	Please tell us how you determined it was appropriate to include consideration payable of $304,000 within the net tangible book value deficit of your predecessor.

Response to Comment No. 2

In response to the Staff’s comment, please see the Company’s response to comment 1 above, which the Company believes is responsive to comment 2 as well.

3.	Please tell us how you determined it was not necessary to exclude deferred leasing costs, net, deferred financing costs, net, deferred leasing intangibles, in-place leases and tenant relationships and deferred leasing obligations from your net tangible book value calculations.

Response to Comment No. 3

In response to the Staff’s comment, we note that the liquidation of any of the in-service properties included in our calculations would involve the sale of the underlying, in-use buildings. Those underlying, in-use buildings would be sold with, and the purchase prices adjusted accordingly for, their respective in-place leases, tenant relationships and above-market (deferred leasing intangibles) and below-market (deferred leasing obligations) lease rates. As such, these particular balances are considered components of net tangible book value, as that term is defined in the Staff’s March 31, 2010 Financial Reporting Manual, paragraph 8320. With regard to deferred leasing costs and deferred financing costs for purposes of these net tangible book value computations, we believe those balances are properly considered as yield adjustments on the building leases and construction debt, respectively. As such, these particular balances also should not be excluded from the net tangible book value calculations.

Financial Statements

US Federal Properties Trust, Inc.

Introduction to Unaudited Pro Forma Financial Statements, page F-3

4.	We note your disclosure on page F-3, that “The final accounting will likely differ from the amounts reflected in the unaudited pro forma financial statements. Such differences will likely result in operating results and financial condition different than that reflected in the unaudited pro forma financial statements. There can be no assurance that such differences will not be material.” Please tell us and revise your filing to clarify what is meant by this disclosure. Your revision should include, but not necessarily be limited to, the items you expect to be different and why these items will be different.

Response to Comment No. 4

The disclosure quoted in the Staff’s comment is primarily to reflect the assumption that for purposes of the pro forma balance sheet, the formation transactions and offering occurred on June 30, 2010 and January 1, 2009 for purposes of the pro forma statements of operations. The actual closing of those transactions will likely occur in October 2010, at which point the historical accounts of each contribution property and each acquisition property will be different than they were as of June 30, 2010. For those contribution properties that will be accounted for at historical basis when transferred into the Company (namely, the predecessor and Salt Lake), those October 2010 balances will directly result in different final balances. For Denver, which will be accounted for at fair value, pursuant to acquisition accounting, its October 2010 balances will result in a different allocation of the established purchase price and, therefore, indirectly result in different final balances. The foregoing statements can be illustrated by the following specific example: While contribution property debt to be retired using a portion of the offering proceeds is $77,666,000 as of June 30, 2010, that balance will be lower at the actual closing date of the transaction due to scheduled maturities subsequent to June 30, 2010, but prior to the closing date. Because none of the acquisition properties include pre-acquisition receivables, payables or other working capital items, the change in their historical balances will not have a significant impact on the pro forma balances. We further note that the reference to likely differences in no way relates to contingencies in the formation transactions or offering that might otherwise require dual disclosure of potential outcomes. As a result, since we believe there will be final accounting differences to our pro forma financial statements, primarily affecting our balance sheet, we respectfully request that we retain our more conservative disclosure to investors.

Notes to Unaudited Pro Forma Financial Information

Note 3 – Pro Forma Statements of Operations, page F-10

5.	We note your adjustment E and that you use the issuance of 12,015,063 shares of common stock pursuant to this offering at an offering price of $20.00 per share to raise the $223.5 million necessary to retire debt and pay the consideration payable and offering and transaction costs with your ‘weighted average shares outstanding’ amount. Please tell us how you determined it was not necessary to use the 13,750,000 shares being offered instead of 12,015,063 shares. To the extent you believe 12,015,063 shares is the appropriate amount, please tell us how you calculated the $223.5 million.

Response to Comment No. 5

In response to the Staff’s comment, the Company refers the Staff to paragraph 3230.4 of the Staff’s Financial Reporting Manual as of March 31, 2010, regarding use of proceeds and earnings per share computations in pro forma statements of operations. That paragraph includes the following:

“The denominator in computing pro forma EPS should include only those common shares whose proceeds are being reflected in pro forma adjustments in the income statements, such as proceeds used for debt repayment or business acquisitions. Common shares whose proceeds will be used for general corporate purposes, for example, should not be used in computing EPS.”

Accordingly, the Company used only 12,015,063 of the 13,750,000 shares in the offering in the denominator of its EPS computations. The 12,015,063 shares are computed as follows (000s, except per share data):

Debt repayment	$77,666
Consideration payable	140,384
Acquisition transaction costs	1,830
Formation costs	1,621
Offering costs, excluding underwriters’ discount	1,979

Total immediate uses of proceeds	$223,480
Offering price per share	$20.00
Underwriters’ 7.0% discount	(1.40)

Net price per share	$18.60

Shares required	12,015

The Company respectfully believes that the information contained herein is responsive to the Staff’s comments. If you have any questions or would like further information regarding the Company’s responses to your Comment Letter, please do not hesitate to contact me at 804-897-0645.

Sincerely,

/s/ Robert R. Kaplan, Jr.
Robert R. Kaplan, Jr.

Enclosures

cc:	Richard Baier
Edward F. Petrosky, Esquire
J. Gerard Cummins, Esquire
Robert R. Kaplan, Esquire

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